May 4, 2005



Griffin Jones
Treasurer, CEO, Principal Accounting
Officer, Treasurer and Director
Alternet Systems, Inc.
#610-815 West Hastings Street
Vancouver, BC  V6C 1B4

RE:	Alternet Systems, Inc.
	Form 10-KSB for fiscal year ended December 31, 2004
	File No. 000-31909


Dear Mr. Jones:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited the scope of our review to the Independent Auditors` Report. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K: For the year ended December 31, 2004

Independent Auditors` Report

1. We note that your audit report was signed by an audit firm based in Vancouver, Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance"on the Commission`s website at:
http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P4
42_69217. Please tell us (1) where the majority of your revenues are earned, (2) where the majority of your assets are located, (3) where your management and accounting records are located and (4) where the majority of the audit work is conducted. We may have further comments.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact April Coleman at (202) 551-3458 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 or me at (202) 551-3226 if you have questions regarding these comments.

Very truly yours,



      Craig Wilson
							Senior Assistant Chief
Accountant
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Alternet Systems, Inc.
May 4, 2005
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